Exhibit 99.2

Directors' Report on the State of the Corporation's Affairs for the year ended December 31, 2011

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

We respectfully present the Directors' Report on the state of affairs of "Bezeq" – The Israel Telecommunication Corp. Limited ("the Company") and the consolidated Group companies (the Company and the consolidated companies together: "the Group"), for the year ended December 31, 2011.

Since April 25, 2010 the financial statements of Walla! Communications Ltd. (“Walla”) have been consolidated in the Group’s financial statements.

The Group reports on four main segments in its financial statements:

1)	Domestic Fixed-Line Communications

2)	Cellular

3)	International Communications, Internet and NEP Services

4)	Multi-Channel Television

It should be noted that the Company's consolidated financial statements also include an “Other” segment which comprises mainly of internet services, portal operation (by means of Walla) and customer call center services (by means of Bezeq On Line). This Other segment is not material at the Group level.

The Group's profit for the year amounted to NIS 2,061 million compared to NIS 2,442 million in the prior year, a decrease of 15.6%.

EBITDA in the reporting year (operating profit before depreciation and amortization) amounted to NIS 4,637 million compared to NIS 5,153 million in the prior year, a decrease of about 10%.

The results for the reporting year were affected by various factors described in this report, and include expenses recorded in the reporting year in the Domestic Fixed-Line Communications segment.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

1.	Explanations of the Board of Directors for the state of the corporation's affairs, the results of its operations, its equity, cash flows and other topics

1.1       Financial position

1.1.1	Assets

The Group's assets at December 31, 2011 amounted to NIS 17.33 billion, compared to NIS 14.24 billion on December 31, 2010, of which NIS 6.02 billion (35%) are property, plant and equipment, compared to NIS 5.61 billion (39%) on December 31, 2010.

The increase in the Group’s assets stems primarily from the Domestic Fixed-Line Communications segment, as described below.

In the Domestic Fixed-Line Communications segment, total assets, without loans and investment in associates, increased by NIS 1.9 billion compared to December 31, 2010. This increase stems mainly from the proceeds from the issuance of debentures, from bank loans taken during the reporting year, and from a rise in the balance of property, plant and equipment due to deployment of the NGN.

In the Cellular segment, total assets increased from NIS 4.89 billion at December 31, 2010 to NIS 5.40 billion at December 31, 2011. This increase stems primarily from a rise in the customer balance due to an increase in revenues from the sale of terminal equipment on installments, which were partially offset by a decrease in the balance of property, plant and equipment and intangible assets.

In the International Communications, Internet and NEP segment, assets increased by NIS 230 million. Most of the increase occurred in property, plant and equipment balances following investment in setting up the sea-bed cable.

In the Multi-Channel Television segment total assets increased by NIS 39 million, which stemmed mainly from an increase in the balances of broadcasting rights, intangible assets and cash.

1.1.2	Liabilities

The Group's debt to financial institutions and debenture holders at December 31, 2011 amounted to NIS 9.6 billion,1 compared to NIS 5.7 billion at December 31, 2010. The increase in debt stemmed from the Domestic Fixed-Line Communications segment following an issuance of debentures and the receipt of loans from banking corporations (see Note 13 to the financial statements). The increase was moderated somewhat by the repayment of debentures and loans in the Domestic Fixed-Line Communications segment and in the Cellular segment.

1.2       Results of operations

1.2.1	Principal results

The Group’s revenue in 2011 amounted to NIS 11.373 billion, compared to NIS 11.987 billion in the prior year, a decrease of 5.1%. Most of the decrease stemmed from the decrease in revenues from interconnect fees in the Domestic Fixed-Line Communications and Cellular segments as a result of the tariff being lowered by about 70% at the beginning of the reporting year. The decrease was moderated primarily by an increase in revenues from sales of terminal equipment in the Cellular segment.

The Group’s depreciation and amortization expenses in 2011 amounted to NIS 1.395 billion compared to NIS 1.409 billion in the prior year, a decrease of 1%. The decrease stemmed from the Cellular segment – see section 1.2.2.

The Group’s salary expenses in 2011 amounted to NIS 2.193 billion compared to NIS 2.024 billion in the prior year, an increase of 3.9%. The increase stemmed from the results of Walla being consolidated in the financial statements of the Group in part of 2010 (commencing from the consolidation of Walla during the second quarter of 2010), and from an increase in the salary expense in the Group's segments as described in section 1.2.2.

1
The Group's debt to financial institutions and to debenture-holders net of cash and cash equivalents, investments in monetary funds and other investments at December 31, 2011, amounts to NIS 7.2 billion.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

The Group’s operating and general expenses in 2011 amounted to NIS 4.494 billion compared to NIS 5.026 billion in the prior year, a decrease of 10.6%. Most of the decrease stemmed from the Domestic Fixed-Line Communications segment due to a decrease in interconnect fee expenses which were lowered as noted above. The decrease was moderated by an increase in the cost of the sale of terminal equipment in the Cellular segment.

Other operating expenses, net, amounted to NIS 139 million compared to NIS 216 million in the prior year. Most of the change stemmed from recording a provision of NIS 362 million for severance in early retirement in the Domestic Fixed-Line Communications segment in 2011 compared with NIS 36 million recorded in 2010 (see Note 16.4 to the financial statements).

Finance expenses, net, in the reporting year amounted to NIS 210 million, compared to NIS 109 million in the prior year. The increase in net finance expenses occurred primarily in the Domestic Fixed-Line Communications segment as explained later in this report, and was partially offset by a decrease in those expenses in the Cellular segment.

1.2.2	Segments of operation

A	Below is data on operations by segment, presented in accordance with the Group’s segments of operation:

	1-12/2011		1-12/2010
	NIS millions	% of total revenues	NIS millions	% of total revenues
Income by segment
Domestic Fixed-Line Communications	4,648	40.9%	5,263	43.9%
Cellular	5,548	48.8%	5,732	47.8%
International Communications, Internet and NEP	1,354	11.9%	1,380	11.5%
Multi-Channel Television Services	1,619	14.2%	1,583	13.2%
Other and offsets(*)	(1,796)	(15.8)%	(1,971)	(16.4)%
Total	11,373	100%	11,987	100%

	1-12/2011		1-12/2010
	NIS millions	% of total revenues	NIS millions	% of total revenues
Operating profit by segment
Domestic Fixed-Line Communications	1,658	35.7%	2,043	38.8%
Cellular	1,360	24.5%	1,383	24.1%
International Communications, Internet and NEP	241	17.8%	320	23.2%
Multi-Channel Television Services	295	18.2%	178	11.2%
Other and offsets(*)	(312)	-	(180)	-
Total	3,242	28.5%	3,744	31.2%

*	The setoffs are mainly for the Multi-Channel Television segment, which is an affiliate.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

B	Domestic Fixed-Line Communications

Revenues

Revenues in 2011 amounted to NIS 4,648 million compared to NIS 5,263 million in the prior year, a decrease of 11.7%.

The decrease in the segment’s revenues stemmed mainly from a decrease in revenue from interconnect fees to the cellular networks (with a corresponding decrease in the expense) due to the lower interconnect fee tariffs commencing January 1, 2011. Review of the impact of the change in interconnect tariffs on the Company's revenues reveals that the lower tariff subtracted NIS 560 million from the segment's revenues in the reporting year.2

There was also a decline in telephony revenues in the reporting year, mainly as a result of erosion of revenue per telephone line. The decrease was moderated by a rise in revenue from high-speed Internet, largely as a result of increased revenue per subscriber against a backdrop of upgraded surfing speeds and an increase in sales of home networks, as well as an increase in the number of Internet subscribers. There was also an increase in revenue from data communications.

Operating expenses

Depreciation and amortization expenses in 2011 amounted to NIS 688 million, similar to the prior year, mainly in light of an increase in depreciation expenses stemming from investment in the NGN project, against a decrease in depreciation and amortization expenses due to the end of depreciation of other property, plant and equipment.

The salary expense in 2011 amounted to NIS 1,089 million compared with NIS 1,079 million in the prior year, an increase of 1%. The increase in salary expenses stemmed from am increase of NIS 141 million in share-based payments in the reporting year, and from salary increases. The increase was offset almost entirely by a rise in salary attributable to investment and a decline in the number of employees, a special bonus to employees in accordance with a collective agreement which was included in the fourth quarter of the prior year, and a rise in salary attributable to investment stemming mainly from an increase in the number of hours invested in the NGN project.

Operating and general expenses in 2011 amounted to NIS 1,074 million compared to NIS 1,609 million in the prior year, a decrease of 33.3%. The decrease stemmed from a decline in revenue from interconnect fees to the cellular networks (with a corresponding and similar decrease in revenue from interconnect fees from the cellular networks) since the tariffs were lowered as mentioned above. Royalty expenses also increased due to a rise in the rate from 1% in 2010 to 1.75% in 2011. This increase was offset by a decrease in vehicle maintenance expenses.

Other operating expenses, net, in 2011 amounted to NIS 139 million compared to a revenue of NIS 158 million in the prior year. The transition from revenue to expense stems from recording provision expenses of NIS 361.5 million on account of severance in early retirement – NIS 281.5 million in the first quarter and NIS 80 million in the fourth quarter of 2011 (see Note 16.4 to the financial statements). The increase in expenses was moderated mainly by a rise in capital gains from the sale of copper, and profit from forward transactions in copper (see Note 24 to the financial statements).

Profitability

Operating profit in the segment in 2011 amounted to NIS 1,658 million compared with NIS 2,043 million in the prior year, a decrease of 18.8%. The decrease in operating profit stems from the changes described above in the revenue and expense items, and primarily from the provision for severance in early retirement.

2	In view of the lowering of the interconnect tariffs effective from January 1, 2011 and for comparison purposes, 2010 revenues were calculated according to the reduced tariffs.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

Finance expenses, net

Finance expenses, net, in the segment in the reporting year amounted to NIS 240 million, compared to finance expenses, net of NIS 90 million in the prior year. The increase stems primarily from an increase in bank credit at fixed and variable shekel interest, from finance expenses on account of revaluation of the liability to distribute a dividend that does not pass the profit test, and from an increase in interest and linkage difference expenses on account of debentures from an issuance in the reporting year. The increase in finance expenses was moderated mainly by profits from investment in monetary funds and from deposits, and by a ruse in finance income from shareholder loans to DBS.

C	Cellular segment

Revenue

Segment revenues in 2011 amounted to NIS 5,548 million compared to NIS 5,732 million in the prior year, a decrease of 3.2%. Revenues from services (including value added services) amounted to NIS 3,637 million compared to NIS 4,550 million in the prior year, a decrease of 20.1%. The decrease in the service revenues stemmed mostly from the lowered interconnect fee tariff and accounted for NIS 809 million of the revenue.3

In addition, it is noted that in 2011, competition intensified among the cellular companies, which led to erosion of tariffs for both new customers and for existing customers as part of the effort to retain them. This erosion is reflected in a further decline in ARPU.

Revenues in the segment from the sale of terminal equipment in 2011 amounted to NIS 1,911 million, compared to NIS 1,182 million in 2010, an increase of 61.7%. The increase stemmed primarily from a rise in selling and upgrading prices of terminal equipment, and from an increase in the number of sales and upgrades following increased sales of smartphones.

Operating expenses

Operating and general expenses in 2011 amounted to NIS 3,025 million compared to NIS 3,158 million in the prior year, a decrease of 4.2%. The decrease stemmed from a decrease in the costs of services, mainly call completion costs as a result of the lowered interconnect fees, most of which was offset by an increase in the cost of selling terminal due largely to the rise in terminal equipment prices and an increase in the number of handsets sold and upgraded as noted above. The lower interconnect fees accounted for NIS 91 million of the costs.3

Depreciation and amortization expenses in 2011 amounted to NIS 561 million compared to NIS 601 million in the prior year, a decrease of 6.7%. The decrease stems from items of property, plant and equipment for which the period of depreciation has ended, notably the CDMA network, and was partially offset by an increase in depreciation on account of new items.

Salary expenses in 2011 amounted to NIS 602 million compared to NIS 590 million in the prior year, an increase of 2%. The increase in salary expenses stems primarily from an increase in incentives, an increase on account of temporary employees and a decrease in salary capitalizations on account of subscriber acquisition.

3
This figure is calculated according to the relevant minutes and SMS actually used/sent in 2010, at the difference between the interconnect fees in the current period (NIS 7.28 per minute, NIS 0.17 per SMS), and the interconnect fees in the corresponding period (NIS 25.1 per minute, NIS 2.85 per SMS).

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

Profitability

Operating profit in the segment in 2011 amounted to NIS 1,360 million compared to NIS 1,383 million in the prior year, a decrease of 1.7%. The decrease in operating profit is explained by the reasons given above.

Finance income, net

Finance income, net, in 2011 amounted to NIS 38 million compared to finance expenses, net, of NIS 11 million 2010. The transition from expenses to income stems mainly from recording an interest and linkage expense on account of a royalties claim in 2010 in the amount of NIS 49 million.

D	International Communications, Internet and NEP

Revenue

Revenues in the segment in 2011 amounted to NIS 1,354 million compared to NIS 1,380 million in the prior year, a decrease of 1.9%. The decrease in revenue stems from a decrease in the number of outgoing and incoming minutes throughout the market, a market-wide trend, and a decrease in call transfers between communications carriers worldwide and in sales activity in private exchanges (PBX). Conversely there is an increase in Internet revenues as a result of a rise in the number of customers and from growth in integration activities (IT and communications solutions for businesses).

Operating expenses

Depreciation and amortization expenses in 2011 amounted to NIS 109 million compared to NIS 94 million in the prior year, an increase of 16%. The increase stems from an increase in intangible assets (mainly subscriber acquisition, software and development expenses) and an increase in property, plant and equipment.

Salary expenses in 2011 amounted to NIS 265 million compared to NIS 248 million in the prior year, an increase of 6.9%. Most of the increase is on account of an increase in the number of workers employed in outsourcing services in integration activities, along with an increase in revenues from those activities.

Operating and general expenses in 2011 amounted to NIS 739 million compared with NIS 781 million in the prior year, a decrease of 5.4%. The decrease stems from the reasons similar to those of the decrease in the segment's revenues. .

Other operating income, net, in the prior year includes recording a profit of NIS 57 million from revaluation of holdings in Walla following the assumption of control.

Profitability

Operating profit in the segment in 2011 amounted to NIS 241 million compared to NIS 320 million in the prior year, a decrease of 24.7%. The decrease stems from the changes described above in the income and expense items, and particularly from recording a profit of NIS 57 million from revaluation of holdings in Walla following the assumption of control.

E	Multi-channel television segment (accounted by the equity method)

Revenue

Revenues in the segment in 2011 amounted to NIS 1,619 million compared to NIS 1,583 million in the prior year, an increase of 2.3%. Most of the increase in revenue stemmed from a rise in the consumption of advanced products, increased revenues from premium channels, and an increase in the number of subscribers.

Operating expenses

The cost of sales in 2011 amounted to NIS 1,028 million compared to NIS 1,129 million in the prior year, a decrease of 9%. The decrease in the cost of sales stems primarily from a one-time provision in 2010 on account of copyright to AKUM, which was reduced in the fourth quarter of the reporting year.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

Sales, marketing and administrative and general expenses amounted to NIS 296 million, compared to NIS 276 million in the prior year, an increase of 7.3%. The increase in these expenses stems primarily from an increase in the salary expense and in depreciation expenses.

Profitability

Operating profit in the segment in 2011 amounted to NIS 295 million compared to NIS 178 million in the prior year, an increase of 65.7%. The increase in operating profit stems from the above-mentioned changes in the expense and revenue items, mainly a one-time provision in 2010 on account of copyright to AKUM, which was reduced in the fourth quarter of the reporting year.

1.2.3	Income tax

The Group's tax expenses in the reporting year amounted to NIS 755 million, which is 24.9% of the profit after net finance expenses, compared to NIS 932 million in the prior year, which was 25.6% of the profit after net finance expenses.

The decrease in the percentage of tax after net finance expenses stems from the lower corporate tax (from 25% in 2010 to 24% in 2011), and from a decrease in the tax expenses in the fourth quarter of the reporting year due mainly to revision of the deferred tax expenses in view of the imminent rise in the tax rate. The decrease was modified by unrecognized expenses, mainly share-based payments and finance expenses on account of revaluation of the liability to distribute a dividend that does not pass the profit test.

1.3       Principal data from the Group’s consolidated income statements (in NIS millions)

	Q1 2011	Q2 2011	Q3 2011	Q4 2011	2011	2019	Increase (Decrease)%

Revenues	2,913	2,893	2,917	2,650	11,373	11,987	(614)	(5)%
Operating costs	2,248	1,958	1,973	1,952	8,131	8,243	(112)	(1)%
Operating profit	665	935	944	698	3,242	3,744	(502)	(13)%
Finance expenses, net	20	62	86	42	210	109	101	93%
Profit after finance expenses, net	645	873	858	656	3,032	3,635	(603)	(17)%
Equity in losses of associates	65	72	66	13	216	261	(45)	(17)%
Profit before income tax	580	801	792	643	2,816	3,374	(558)	(17)%
Income tax	174	216	243	122	755	932	(177)	(19)%
Profit for the year	406	585	549	521	2,061	2,442	(381)	(16)%

Attributable to:
The Company’s equity holders	407	585	550	524	2,066	2,443	(377)	(15)%
Non-controlling interest	(1)	-	(1)	(3)	(5)	(1)	(4)	-
Profit for the year	406	585	549	521	2,061	2,442	(381)	(16)%

Earnings per share
Basic earnings per share (in NIS)	0.15	0.22	0.2	0.19	0.76	0.91	(0.15)	(16)%

Diluted earnings per share (in NIS)	0.15	0.21	0.2	0.19	0.76	0.90	(0.14)	(16)%

Comparison of 2011 fourth quarter results with those of the third quarter

Details of the material changes:

Total revenue decreased in the fourth quarter by NIS 267million compared to the prior quarter. The decrease stems largely from the Cellular segment, as a result of a decrease the number of handsets sold and upgraded, and as a result of more intense competition among the cellular segment and tariff erosion.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

Total operating expenses decreased in the fourth quarter compared to the prior quarter. In the Cellular segment, the decrease stemmed mainly from a decrease in the number of handsets sold and upgraded. The decrease was offset by an increase in expenses in the Domestic Fixed-Line Communications segment, manly due to recording a provision of NIS 80 million on account of severance for early retirement and by a decrease in capital gains from the sale of properties compared to the prior quarter. This increase in expenses was moderated by a decrease in the salary expense.

The Company's equity in the losses of associates decreased in the fourth quarter, mainly due to a reduction in the provision for copyright to AKUM in the Multi-Channel Television segment.

Tax expenses decreased in the fourth quarter by NIS 121 million following a decrease in profit after finance expenses, net, for the reasons described in section 1.2.3 above.

1.4      Equity

Equity attributable to the Company's owners at December 31, 2011 amounted to NIS 2.65 billion, which is 15.3% of the total balance sheet, compared to NIS 5.33 billion at December 31, 2010 which was 37.4% of the total balance sheet. The decrease in equity stemmed from the distribution of a dividend of NIS 2.16 billion and from a decision to distribute a dividend of NIS 3 billion that does not pass the profit test in the reporting year, which is stated at its present value of NIS 2.81 billion (see Note 20 to the financial statements). The decrease was offset mainly by the Group's profit in the second half of 2011.

1.5      Cash flows

Consolidated cash flows from operating activities in 2011 amounted to NIS 3,186 million, compared to NIS 3,696 million in the prior year, a decrease of NIS 510 million. Most of the decrease stemmed from the Cellular segment due to changes in the working capital, mainly an increase in the customer balance due to the increase in sales of terminal equipment in 36 installments.

Cash flow from operating activities is one of the sources of financing for the Group’s investments, which during the reporting year included NIS 1,548 million in the development of communications infrastructures and NIS 355 million in intangible assets and deferred expenses, compared to NIS 1,279 million and NIS 343 million, respectively, in the prior year. Furthermore, in the Domestic Fixed-Line Communications segment, NIS 889 million net of the proceeds from an issuance of debentures was invested in shekel trust funds and proceeds of NIS 228 million were received from the sale of properties, compared to NIS 132 million in the prior year.

In the reporting year, the Group repaid net debts and paid interest totaling NIS 1,860 million, consisting of NIS 835 million of debentures, NIS 648 million of loans, and NIS 377 million of interest payments. This compares to repayment of net debt and interest payments of NIS 1,382 million in the prior year. In contrast, the Domestic Fixed-Line Communications segment issued NIS 3.09 billion of debentures in the reporting year. In addition, NIS 2.2 billion of bank loans were raised, compared to NIS 2.6 billion in the prior year (see Note 13 to the financial statements).

In the reporting year, a cash dividend of NIS 3.16 billion was paid, compared to NIS 3.73 billion in the prior year.

The average of long-term liabilities (including current maturities) to financial institutions and debenture holders in 2011 amounted to NIS 7,471 million.

Average credit from suppliers in the reporting year was NIS 983 million, and the average short-term customer credit was NIS 2,883 million. The average long-term customer credit was NIS 1,299 million.

The Group's working capital surplus at December 31, 2011 amounted to NIS 1,424 million, compared to a working capital deficit of NIS 93 million at December 31, 2010. The Company has a working capital surplus of NIS 161 million at December 31, 2011, compared to a deficit of NIS 1,208 million in the prior year. The transition from deficit to surplus in the Company's working capital stemmed from an increase in its current assets, mainly due to am increase in investments in monetary funds and in cash balances, largely as a result of an issuance of debentures and long-term loans. The surplus in the working capital was modified by an increase in the current liabilities of the Company, mainly due to a rise in dividend payable.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

2.	Explanations of the Board of Directors relating to exposure to market risks and their management (Part 4 below)

The Company operates on the basis of a financial exposure management policy adopted by the Company's Board of Directors on June 26, 2008 (see Part 4 below).

Below are summaries of the sensitivity test tables (in NIS millions) shown in part 4.

Sensitivity to changes in the USD/NIS exchange rate

2011	Profit (loss) from changes		Fair value of assets (liabilities)	Profit (loss) from changes
	10%	5%	At a dollar rate of 3.775	-5%	-10%
Total	(44)	(22)	(442)	22	44

2010	Profit (loss) from changes		Fair value assets (liabilities)	Profit (loss) from changes
	10%	5%	At a dollar rate of 3.775	-5%	-10%
Total	(78)	(41)	(787)	41	78

Surplus liabilities exposed to changes in the dollar exchange rate declined by NIS 345 million, primarily as a result of a decline in firm commitments with suppliers.

Sensitivity to changes in the CPI

2011	Profit (loss) from changes			Fair value of assets (liabilities)	Profit (loss) from changes
	1.5%	0.2%	0.1%		-0.1%	-0.2%	-1.5%
Total	(34)	(4)	(4)	(2,781)	4	4	34

2009	Profit (loss) from changes			Fair value of assets (liabilities)	Profit (loss) from changes
	1.5%	0.2%	0.1%		-0.1%	-0.2%	-1.5%
Total	(49)	(4)	(3)	(2,964)	3	4	40

Surplus liabilities exposed to changes in the CPI declined by NIS 183 million, primarily as a result of the Group’s repayment of CPI-linked debentures and an increase in the balance of loans to an associate, which was offset by the issuance of a new series of debentures.

Sensitivity to changes in real shekel interest

2011	Profit (loss) from changes			Fair value of assets (liabilities)	Profit (loss) from changes
	16%	10%	5%		-5%	-10%	-16%
Total	(68)	(43)	(22)	(1,834)	24	47	79

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

2010	Profit (loss) from changes			Fair value of assets (liabilities)	Profit (loss) from changes
	16%	10%	5%	10%	-5%	-10%	-16%
Total	(108)	(69)	(36)	(1,907)	37	74	122

Surplus liabilities exposed to changes in the real shekel interest decreased by NIS 73 million, primarily as a result of the Group’s repayment of debentures and an increase in the balance of loans to an associate, which was offset by the issuance of a new series of debentures.

Sensitivity to changes in nominal shekel interest

2011	Profit (loss) from changes			Fair value of assets (liabilities)	Profit (loss) from changes
	16%	10%	5%		-5%	-10%	-16%
Total	94	59	32	(2,763)	(32)	(61)	(100)

2010	Profit (loss) from changes			Fair value of assets (liabilities)	Profit (loss) from changes
	12%	10%	5%		-5%	-10%	-12%
Total	32	20	10	616	(10)	(20)	(34)

The surplus assets exposed to changes in the nominal shekel interest varied to the same amount of the surplus liabilities exposed to changed in the nominal shekel interest rate, by NIS 3,379 million, mainly as a result of raising debt and loans during 2011 and a dividend payable on account of a dividend that does not pass the profit test..

Sensitivity to changes in the prices of commercial paper

2011	Profit (loss) from changes		Fair value of assets (liabilities)	Profit (loss) from changes
	10%	5%		-5%	-10%
Total	92	46	915	(46)	(92)

Sensitivity to changes in the dollar interest rate

On December 31, 2011 the Group's exposure to changes in the dollar interest rate is negligible.

3.	The link between the compensation awarded under Article 21 and the recipient's contribution to the Corporation

The meetings of the Board of Directors on March 7 and 14, 2012 discussed the terms of service and compensation of the Company's officers and interested parties which are described in Section 7 of Chapter D of the Periodic Report for 2011 ("the Periodic Report"), pursuant to Article 21 of the Periodic and Immediate Reports Regulations, 1970 ("the Periodic and Immediate Reports Regulations”). The Board discussed the link between the amounts of the compensation paid in 2011 to each of the senior officers and interested parties in the Company, and their actions and contribution to the Company during that year. For the purpose of the discussion, the data relevant to the terms of employment of each officer and interested party was presented to the Board members in advance.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

The Board's discussion was preceded by a discussion in the Company's Audit Committee of the contribution and compensation package, as a whole, of each of the officers – Company CEO Mr. Avraham Gabbay, Deputy CEO and CFO Mr. Alan Gelman, Deputy CEO and VP of Marketing Mr. Ran Goran, Pelephone CEO Mr. Gil Sharon, and Bezeq International CEO Mr. Yitzchak Benvenisti ("the Managers").

The Board noted that the compensation granted to each of the senior officers in the Group was set, inter alia, taking into account the position each senior officer holds in the Group and his contribution to the Group and its operations, and on the basis of the Company's 2011 compensation plan, which was approved in advance in December 2010 by the Board of Directors of the Company in relation to each of the Managers.

The Board reviewed comparison data using a comparison survey prepared by Prof. Moshe Zviran ("the Zviran Survey”) of customary bonus levels for the positions of CEO, deputy CEO and vice presidents, as the case may be, in companies comparable to the Company. It also discussed other parameters in order to examine the reasonableness and fairness of the compensation in relation to officers in the Company, such as significant management targets achieved in the reporting period and the existence of one-time events which could affect the targets set in the compensation plan for the officers.

The Board believes that the compensation of each of the managers as set forth in Article 21 (Section 7) of Chapter D of the Periodic Report (Additional details about the Corporation), including the bonuses based on the results of the Company or its subsidiaries, as the case may be, reflects the contribution made by the Managers to the Group, and is fair and reasonable, as specified below:4

The five most highly compensated officers in the Corporation

A.	Abraham Gabbay – CEO Bezeq

Approval for Mr. Gabbay's annual bonus in 2011 was based on the rate of his compliance with the targets set by the Board in the bonus plan for 2011 which was approved in December 2010 – exceeding the EBITDA target according to the Company’s (separate) financial statements for 2011, compliance with the targets relating to the pace of progress in the Company's NGN project and a target relating to telephony and Internet customers in the private market.

In its review of the compensation paid for 2011 to Mr. Gabbay, the Board noted the Company's exceptional compliance with the targets of profitability, expansion of infrastructures and NGN services, and everything relating to the recruitment and retention of customers and customer service – all against a backdrop of dealing with competitors in a market weighted down by regulation.

The Board found that the compensation paid to Mr. Gabbay on account of 2011 is within the range of compensation amounts presented in the Zviran Survey, in the upper section of the range.

The Board of Directors believes that the compensation and the bonus paid to the Company's CEO for 2011 is reasonable and fair given the circumstances, given the size and scope of operations of the Company and the complexity of his job as its CEO.

B.	Gil Sharon – CEO of Pelephone

Approval of Mr. Sharon's annual bonus in 2011 was based on his partial compliance with targets that included the EBITDA target (according to Pelephone's 2011 financial statements), the target of cash flow from operating activities, targets set in the 2011 bonus plan and approved in December 2010, as well as an additional sum, in excess of the above, at the Board's discretion. The additional amount was granted in appreciation of Mr. Sharon’s achievements in 2011 as CEO of Pelephone, as noted below.

In light of Pelephone's performance (particularly compared with the rest of the market) in a competitive and regulated arena, and its organization for intensifying competition in the coming year, the Board of Directors saw fit to grant the amount of the above bonus to Mr. Sharon even though he did not fully meet the targets set for him at the beginning of the year.  The Board also took into account the fact that in view of the changes that occurred this year in the cellular communications market, Pelephone's long-term business considerations justified not focusing on one of the targets that were set.

4	For additional details of the compensation paid to senior officers, see also Note 29 to the 2011 financial statements and Article 21 (Section 7) in Chapter D of the Periodic Report.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

The Board found that the compensation paid to Mr. Sharon is within the range of compensation presented in the Zviran Survey.

The Board believes that the amount of the compensation and the bonus for the CEO of Pelephone on account of 2011 is reasonable and fair given the circumstances, given the size and scope of Pelephone's operations and the complexity of Mr. Sharon's job as its CEO.

C.	Mr. Isaac Benbenisti – CEO Bezeq International

Approval of the 2011 annual bonus for Mr. Benvenisti was based on meeting the EBITDA target according to Bezeq International's 2010 financial statements, as set in the Company's 2011 bonus plan approved in December 2010, as well as another target relating to management of the submarine cable project.

In its review of the compensation paid to Mr. Benbenisti on account of 2011, the Board noted that Bezeq International has exceeded its profitability targets and other operating targets, and made special mention of Bezeq International's success in the submarine cable project and its early launch.

The Board found that the amount of the bonus approved for Mr. Benbenisti is within the range of bonuses presented in the Zviran Survey, in the upper section of the range.

The Board believes that the amount of the compensation and the bonus for Mr. Benbenisti on account of 2011 is reasonable and fair given the circumstances, given his achievements as described above.

D.	Alan Gelman – Deputy CEO and CFO of Bezeq

Approval of the annual bonus on account of 2011 for Mr. Gelman was based on compliance with the targets set in the 2011 bonus plan approved in December 2010: The EBITDA target according to the Company's consolidated financial statements for 2011, cash flow management and other managerial targets.

In its review of the compensation paid to Mr. Gelman on account of 2011, the Board noted Bezeq Group's achievements, in particular the percentage of compliance with the profitability target and other managerial targets.

The Board found that the compensation paid to Mr. Gelman on account of 2011 is within the range presented in the Zviran Survey, in the upper section of the range.

The Board believes that the amount of the compensation and the bonus is reasonable and fair given the circumstances, in view of the achievements noted above.

E.	Ran Goran – Deputy CEO and VP Marketing

Approval of the annual bonus on account of 2011 for Mr. Goran was based on compliance with the targets set in the 2011 bonus plan approved in December 2010: The EBITDA target according to the financial statements (separate) of the Company for 2011 and a target relating to progress in the NGN project and other managerial targets.

In its review of the compensation paid to Mr. Goran on account of 2011, the Board noted the Company's success in everything relating to growth in Internet and computer communication revenues, as well as compliance with customer recruitment and retention targets.

The Board found that the compensation paid to Mr. Goran on account of 2011 is within the range presented in the Zviran Survey, in the lower section of the range.

The Board believes that the amount of the compensation and the bonus for Mr. Goran is reasonable and fair given the circumstances, in view of the achievements noted above.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

Compensation to interested parties in the Company

Management agreement with Eurocom Communications Ltd. (“Eurocom Communications”)

The Board of Directors reviewed the details of the management agreement with Eurocom Communications and the services it has provided to the Company since the beginning of the year5 by Messrs. Shaul Elovitz, Or Elovitz, Amikam Shorer and Reuven Sagan-Cohen.

Also presented to the Board of Directors were comparative data based on a comparison survey prepared by Ernst & Young – Kost, Forer, Gabbay and Kasierer, relating to management agreements in other public companies of similar size, or as close as possible to similar size, to the Company, given the difficulty in finding companies with a market value similar to that of the Company.

The Board members discussed the scope and nature of the services provided by Eurocom Communications in the reporting year, and which included, inter alia, consultancy in various areas, which are mainly advice to the Group and group strategy, regulation, finance, taxation and real estate. The advice was given in regular work meetings and reviews of various topics and discussions outside the regular meetings. In addition, in the reporting year the Company did not remunerate the directors for their service as directors, except for external directors and independent directors.

The members of the Board found that the compensation paid in 2011 to Eurocom Communications pursuant to the management agreement is reasonable and fair given the contribution made by this agreement to the Company, based on the following reasons:

The consultancy services by virtue of the management agreement were provided by professional entities with experience and expertise in the communications market and in the Company's areas of operation, including in regulation, finance and real estate. These entities invested substantial work and time in providing these services in the reporting year (in addition to the hours invested by some of them by virtue of their service as directors in the Company and in the Group’s subsidiaries and associates). The contribution of the consultancy services to the Company in the Group's preparation for the regulatory changes was significant.

In the reporting period, the following directors were not compensated: Shaul Elovitz (who is chairman of the Company's Board of Directors), Or Elovitz, Orna Elovitz-Peled, Amikam Shorer, Felix Cohen and Eliahu Holtzman (who ceased serving as a director in the Company on February 10, 2011), for their service as directors in the Company and in the Company's subsidiaries and/or associates. The cost of this director compensation was saved by the Company in 2011 (calculated in terms of the compensation paid by the Company to the external directors and independent directors).

The comparison data presented to the members of the Board of Directors in the E&Y Survey reveals that, compared to other companies of similar or almost similar size to the Company, the compensation under the management agreement is below average.

Employee-directors

It should be noted that the Company's Board of Directors did not discuss, as provided in Article 10(b)(4) of the Periodic and Immediate Reports Regulations, the reasonableness and fairness of the compensation paid to the employee-directors, Messrs Rami Nomkin and Yehuda Porat, since the compensation paid to them is by virtue of their positions as Company employees and in accordance with their employment agreements, and not by virtue of their service as directors in the Company.

4.	Market Risks – Exposure and Management

The Company’s market risk manager

The person responsible for management of the Company's market risks is Deputy CEO and CFO Alan Gelman. For details of his education and experience, see Section 15(c) in Chapter D of the Periodic Report.

5
The details of the management agreement are shown in Section 7 of Chapter D of the Periodic Report. The commitment to the management agreement was approved pursuant to Section 275 of the Companies Law by the general meeting of the Company on June 10, 2010.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

Market risks and the Company's risk management policy

The Company is exposed to market risks as a result of changes in interest rates, exchange rates, the CPI, inflation, and the prices of raw materials.

The Company acts in accordance with a financial exposure management policy adopted by the Board of Directors of the Company on June 26, 2008. Pursuant to that policy, the Company implements partial hedging operations depending on the circumstances and its own judgment, primarily in order to reduce its exposure to changes in the CPI, in the price of copper and in foreign currency exchange rates. The Company monitors the Group's exposure management every month, and this includes, where necessary, recommending changes in exposure management. In cases where management considers deviation from this policy, its recommendations are brought before the Company's Board of Directors.

Inflation – The Company has a significant surplus of liabilities over CPI-linked assets, and the bulk of its financial exposure stems from the risk of a rise in inflation. The rate of inflation also affects the Company's operating income and expenses in the course of the year.

In order to minimize exposure to inflation, the Company's Board decided to implement full or partial hedging, at its discretion, in accordance with the following:

a.	Hedging activity will be implemented mainly by means of CPI-shekel forward transactions, which guarantee a defined rise in the CPI over a designated period.

b.
Making the transactions will be subject to judgment and in accordance with market trading restrictions and opportunities where the price is deemed to be attractive in relation to inflation expectations inherent in the debenture market and inflation forecasts on the one hand, and in relation to the Bank of Israel Inflation Target Center on the other.

c.	The hedging position can be lowered by closing existing transactions before their final expiration date.

d.
As long as this exposure is more than NIS 500 million, the hedging rate will not be less than 20% of the exposure and will not exceed 80%; where the exposure is less than NIS 500 million, the hedging rate will not exceed 50% of the exposure.

The Company made hedging transactions against the CPI in order to minimize the risk. The Company incurred no material costs in making these hedging transactions.

Interest – The Company’s exposure to change in the interest rate depends largely on the nature of its financial liabilities and assets as well as on future financing needs. Some of the Company’s liabilities bear fixed interest, and therefore a change in the interest rate will affect their fair value rather than their carrying value. Other liabilities bear variable interest based on the prime / STD rate.

At the date of this report, the Company does not hedge against these exposures, but it is not inconceivable that it will do so in future market circumstances. Furthermore, the Company takes into account such influences when considering the types of loans it takes.

Exchange rates – A change in the shekel exchange rate against the currency basket is an economic exposure in that it can affect the Company's profit and future cash flows.

To minimize this exposure, the Board of Directors decided that the Company should hedge its exposure against exchange rate risks, subject to the following principles and rules:

a.	The unhedged equity exposure to changes in exchange rates will not exceed a sum equivalent to USD 200 million

b.	The decision whether to hedge purchase and/or investment transactions will be made, if at all, on the date of the purchase and/or investment decision, or shortly thereafter as possible.

The Company made no hedging transactions against exchange rates in the reporting period.

Copper prices – The Company is exposed to changes in copper prices that result in a change in the residual value of its copper cable infrastructure. In addition, the Company is withdrawing and selling copper cables while deploying the NGN network, and in view of the significant cash flows expected from sale of the copper and the volatility of its price, the Board of Directors of the Company approved transactions to hedge its exposure to the value of the copper assets that will be sold as part of the NGN project. On December 31, 2011, the Company had open forward transactions for 1,480 tons of copper. The total fair value at that date is approximately NIS 15 million.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

The Company is currently conducting a comprehensive review of its market risk exposure management policy.

Risks and risk management in the consolidated companies

In accordance with a decision of the Board of Directors, each of the companies in the Group is required to manage a risk management policy and routinely monitor its implementation. The persons responsible for market risk management in the principal consolidated companies are the CFOs of those companies.

For more information about financial risk management in the Group, see Note 30 to the financial statements.

Linkage base report

Note 30 to the financial statements contains information regarding the linkage conditions of the Group’s balance sheet balances.

Below is an analysis of the sensitivity of the Group’s assets and liabilities to changes in foreign currency, CPI and interest rates.

Sensitivity analysis for 2011 (in NIS millions)

Sensitivity to changes in the USD/NIS exchange rate – 2011

The table shows the items sensitive to changes in the dollar/shekel exchange rate. The sensitivity of items in the balance sheet was examined, as were off-balance-sheet items. The firm commitments are off-balance-sheet commitments, denominated in and/or linked to the dollar and therefore sensitive to changes in the exchange rate. The fair value of the firm commitments was calculated by discounting future cash flow. The Group's exposure to changes in the exchange rates of foreign currencies other than the US dollar is minor.

	Profit (loss) from changes		Fair value of assets (liabilities)	Profit (loss) from changes
	10%	5%	At a dollar rate of 3.821	-5%	-10%
Cash	2	1	20	(1)	(2)
Trade receivables	4	2	36	(2)	(4)
Long-term trade receivables	-	-	5	-	-
Investments	4	2	38	(2)	(4)
Trade payables, payables and credit balances	(14)	(7)	(139)	7	14
Firm commitments – suppliers	(28)	(14)	(285)	14	28
Firm commitments – rent	(4)	(2)	(35)	2	4
Guarantees	(9)	(5)	(93)	5	9
Hedging instruments not recognized for accounting
Copper forward transactions in USD	-	1	11	(1)	(1)
Total	(44)	(22)	(442)	22	44

Sensitivity to changes in the CPI – 2011

A sensitivity analysis of 5% and 10% (up and down) was prepared on an inflation assessment of 2% per year, based on the Inflation Target Center at the Bank of Israel. Also analyzed was an extreme scenario of 1.5% per month (up and down), according to a historical review of the past ten years (a monthly change of 1.5% in April 2002) of change in the CPI.

The Group has an investment in loans to an associate which is accounted by the equity method and a liability on account of CPI-linked debentures and loans. The Group also has firm CPI-linked commitments (for rent, vehicle leasing agreements and agreements with suppliers). The fair value of the firm commitments was calculated by discounting future cash flow.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

	Profit (loss) from changes			Fair value of assets (liabilities)	Profit (loss) from changes
	1.5%	0.2%	0.1%		-0.1%	-0.2%	-1.5%
Loans to an associate accounted by the equity method	22	3	1	1,492	(1)	(3)	(22)
Trade and other receivables	3	-	-	200	-	-	(3)
Long-term trade receivables	1	-	-	98	-	-	(1)
Other liabilities and provisions	(5)	(1)	-	(352)	-	1	5
Firm commitments – vehicle leasing	(2)	-	-	(133)	-	-	2
Firm commitments – suppliers	-	-	-	(25)	-	-	-
Firm commitments – rent	(10)	(1)	(1)	(636)	1	1	10
Guarantees	(1)	-	-	(55)	-	-	1
Debentures issued to financial institutions and others	(8)	(1)	(1)	(504)	1	1	8
Debentures issued to financial institutions and others	(1)	-	-	(60)	-	-	1
Debentures issued to the public – Series 5	(25)	(3)	(2)	(1,681)	2	3	25
Debentures issued to the public – Series 6	(15)	(2)	(1)	(992)	1	2	15
Bank loans	(2)	-	-	(139)	-	-	2
Hedging instruments not recognized for accounting
CPI forward transactions	9	1	-	6	-	(1)	(9)
Total	(34)	(4)	(4)	(2,781)	4	4	34

Sensitivity to changes in real shekel interest rates – 2011

The sensitivity analysis of shekel interest includes another scenario (16% up and 16% down) which examines the most extreme daily change of the past ten years. The Group’s companies have an investment in loans to an associate accounted by the equity method at fixed interest and linked to the CPI, as well as a liability on account of CPI-linked debentures at fixed interest. These instruments are sensitive to changes in the real shekel interest rate. The fair value of the loans to an associate was calculated by discounting future cash flow at an average interest of 10.58%, which is the effective rate that includes the risk component of the associate.

Debentures issued to the public – Series 5, were trading on December 31, 2011 with a yield of 1.62% and an average duration of 2.30.

Debentures issued to the public – Series 6, were trading on December 31, 2011 with a yield of 3.36% and an average duration of 7.66

Changes in the fair value of the debentures were calculated by discounting the cash flow. The fair value of the debentures is stated at the stock market value, i.e. by multiplying the market price on December 31, 2011 by the quantity of the issued nominal value. The fair value of non-negotiable debentures was calculated by discounting the future cash flow at an average interest rate of 2.164%.

CPI-linked bank loans sensitive to changes in real shekel interest were discounted at an average interest rate of 2.988%.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

	Profit (loss) from changes			Fair value of assets (liabilities)	Profit (loss) from changes
	16%	10%	5%		-5%	-10%	-16%
Long-term receivables	(1)	-	-	44	-	-	1
Loans to an associate accounted by the equity method	(119)	(76)	(38)	1,492	40	81	132
Debentures issued to financial institutions and others	3	2	1	(504)	(1)	(2)	(3)
Debentures issued to financial institutions and others	-	-	-	(60)	-	-	-
Debentures issued to the public – Series 5	10	6	3	(1,681)	(3)	(6)	(10)
Debentures issued to the public – Series 6	39	24	12	(992)	(12)	(25)	(41)
Bank loans	1	1	-	(139)	-	(1)	(1)
Hedging instruments not recognized for accounting
CPI forward transactions	(1)	-	-	6	-	-	-
Total	(68)	(43)	(22)	(1,834)	24	47	79

Sensitivity to changes in nominal shekel interest rates – 2011

The sensitivity analysis of the nominal shekel interest rate includes another scenario (16% up and 16% down), which examines the most extreme daily change that occurred in the past ten years. The Group has trade receivables that are paid in installments. The fair value of these balances was calculated by discounting the future cash flow at an average interest rate between 6.28% and 7.92%.

The Group has fixed-interest shekel loans sensitive to changes in the nominal shekel interest rate. The fair value of these loans was calculated by discounting the future cash flow at an average interest rate of 5.12%.

Debentures issued to the public – Series 8, were trading on December 31, 2011 with a yield of 4.34% and an average duration of 3.96. The fair value of the debentures was calculated by multiplying the market price on December 31, 2011 by the quantity of the issued nominal value.

	Profit (loss) from changes			Fair value of assets (liabilities)	Profit (loss) from changes
	16%	10%	5%		-5%	-10%	-16%
Trade and other receivables paid in installments	(26)	(17)	(8)	2,680	8	17	27
Investments, deposits and debit balances	-	-	-	176	-	-	-
Bank loans	58	37	19	(1,873)	(19)	(38)	(62)
Dividend payable on account of distribution that does not pass the profit test	9	6	3	(1,920)	(3)	(6)	(9)
Debentures issued to financial institutions and others	15	9	5	(422)	(5)	(10)	(16)
Debentures issued to the public – Series 8	36	23	12	(1,410)	(12)	(23)	(38)
Hedging instruments not recognized for accounting
CPI forward transactions	2	1	1	6	(1)	(1)	(2)
Total	94	59	32	(2,763)	(32)	(61)	(100)

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

Sensitivity to changes in prices of shekel securities – 2011

	Profit (loss) from changes		Fair value of assets (liabilities)	Profit (loss) from changes
	10%	5%		-5%	-10%
Money market funds	92	46	915	(46)	(92)
Total	92	46	915	(46)	(92)

Sensitivity analysis 2010 (in NIS millions)

Sensitivity to changes in the USD/NIS exchange rate – 2010

The table shows the items sensitive to fluctuations in the dollar/shekel exchange rate. The sensitivity of the items in the balance sheet was examined, as were off-balance sheet items. The firm commitments are off-balance sheet commitments, denominated and/or linked to the dollar and therefore sensitive to changes in the exchange rate. The fair value of the firm commitments was calculated by discounting future cash flow. The Group's exposure to changes in the exchange rates of foreign currencies other than the US dollar is minor.

	Profit (loss) from changes		Fair value assets (liabilities)	Profit (loss) from changes
	10%	5%	At a dollar rate of 3.549	-5%	-10%
Cash	2	1	21	(1)	(2)
Trade receivables	4	2	39	(2)	(4)
Long-term trade receivables	-	-	4	-	-
Investments	3	1	29	(1)	(3)
Trade payables, payables and credit balances	(17)	(9)	(173)	9	17
Firm commitments - suppliers	(57)	(28)	(570)	28	57
Firm commitments - rent	(3)	(2)	(35)	2	3
Guarantees	(9)	(5)	(91)	5	9
Hedging instruments not recognized for accounting
Forward transactions on copper price in USD	1	(1)	(11)	1	1
Total	(78)	(41)	(787)	41	78

Sensitivity to changes in the CPI – 2010

A sensitivity analysis of 5% and 10% (up and down) was conducted on an inflation assessment of 2% per year, based on the Inflation Target Center at the Bank of Israel. Also analyzed was an extreme scenario of 1.5% per month (up and down), according to a historical review of the past ten years (a monthly change of 1.5% in April 2002) of change in the CPI.

The Group has an investment in loans to an associate which is accounted by the equity method and a liability on account of CPI-linked debentures and loans. The Group also has firm CPI-linked commitments (for rent, vehicle leasing agreements and agreements with suppliers). The fair value of the firm commitments was calculated by discounting future cash flow.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

	Profit (loss) from changes			Fair value assets (liabilities)	Profit (loss) from changes
	1.5%	0.2%	0.1%		-0.1%	-0.2%	-1.5%
Loans to an associate accounted by the equity method	20	3	1	1,312	(1)	(3)	(20)
Trade and other receivables	1	-	-	86	-	-	(1)
Long-term trade receivables	2	-	-	154	-	-	(2)
Other liabilities and provisions	(7)	(1)	-	(483)	-	1	7
Firm commitments – vehicle leasing	(1)	-	-	(97)	-	-	1
Firm commitments – suppliers	(1)	-	-	(39)	-	-	1
Firm commitments - rent	(8)	(1)	(1)	(515)	1	1	8
Guarantees	(1)	-	-	(55)	-	-	1
Debentures issued to financial institutes and others	(10)	(1)	(1)	(649)	1	1	10
Debentures issued to financial institutes and others	(2)	-	-	(111)	-	-	2
Debentures issued to the public – Series 4	(6)	(1)	-	(368)	-	1	6
Debentures issued to the public – Series 5	(30)	(4)	(2)	(2,019)	2	4	30
Bank loans	(3)	-	-	(192)	-	-	3
Hedging instruments not recognized for accounting
CPI forward transactions	6	1	1	12	-	(1)	(6)
Total	(40)	(4)	(3)	(2,964)	3	4	40

Sensitivity to changes in real shekel interest rates – 2010

The sensitivity analysis of shekel interest includes another scenario (16% up and 16% down) which examines the most extreme daily change of the past ten years. The Group’s companies have an investment in loans to an associate accounted by the equity method at fixed interest and linked to the CPI, as well as a liability on account of CPI-linked debentures at fixed interest. These instruments are sensitive to changes in the real shekel interest rate. The fair value of the loans to an associate was calculated by discounting future cash flow at an average interest of 10.56%, which is the effective rate that includes the risk component of the associate.

Debentures issued to the public – Series 4, were trading on December 31, 2010 with a yield of 0.04% and an average duration of 0.42.

Debentures issued to the public – Series 5, were trading on December 31, 2010 with a yield of 1.23% and an average duration of 2.75.

Changes in the fair value of the debentures were calculated by discounting the cash flow. The fair value of the debentures is presented at the stock market value, i.e. by multiplying the market price on December 31, 2010 by the quantity of the issued nominal value.

The fair value of non-negotiable debentures was calculated by discounting the future cash flows at an average interest rate of 1.39%.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

	Profit (loss) from changes			Fair value of assets (liabilities)	Profit (loss) from changes
	16%	10%	5%		-5%	-10%	-16%
Long-term receivables	(1)	(1)	-	108	-	1	1
Loans to an associate accounted by the equity method	(122)	(78)	(40)	1,312	41	83	136
Debentures issued to financial institutions and others	3	2	1	(649)	(1)	(2)	(3)
Debentures issued to financial institutions and others	-	-	-	(111)	-	-	-
Debentures issued to the public – Series 4	-	-	-	(368)	-	-	-
Debentures issued to the public – Series 5	11	7	3	(2,019)	(3)	(7)	(11)
Bank loans	1	1	-	(192)	-	(1)	(1)
Hedging instruments not recognized for accounting
CPI forward transactions	-	-	-	12	-	-	-
Total	(108)	(69)	(36)	(1,907)	37	74	122

Sensitivity to changes in nominal shekel interest rates – 2010

The sensitivity analysis of the shekel interest rate includes another scenario (16% up and 16% down), which examines the most extreme daily change that occurred in the last ten years

The Group has trade receivable balances payable in installments. The fair value of these balances is calculated by discounting the future cash flow at an average interest rate of between 5.04% and 5.65%.

During the year the Group took fixed-interest shekel loans that are sensitive to changes in the nominal shekel interest. The fair value of the loans was calculated by discounting the future cash flow at an average discount rate of 5.42%.

	Profit (loss) from changes			Fair value assets (liabilities)	Profit (loss) from changes
	16%	10%	5%		-5%	-10%	-16%
Customer balances and trade receivables paid in installments	(14)	(9)	(4)	1,813	4	9	14
Investments, deposits and debit balances	-	-	-	100	-	-	-
Bank loans	44	28	14	(1,309)	(14)	(28)	(46)
Hedging instruments not recognized for accounting
CPI forward transactions	2	1	-	12	-	(1)	(2)
Total	32	20	10	616	(10)	(20)	(34)

5.	Corporate Governance

5.1          Community involvement and donations by Group companies

The Group companies are active in the community through donations to not-for-profit associations and social organizations which promote education, welfare and other causes. Activities are expressed in money donations, contributions of communications infrastructures, and the encouragement of volunteering by employees carrying out a range of activities for the community.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

The guiding principle of the Company's contribution to the community this year was support for programs aimed at narrowing social-educational gaps that exist due to non-availability of computers and the internet ("the digital divide") in the world.

In 2011, the Group donated NIS 16.2 million.6

5.2          Disclosure of the process for approval of the financial statements

5.2.1	Committee

The Committee for Examination of the Company's Financial Statements is a separate committee which does not also serve as the Audit Committee (each committee has a different chairman). However, it is noted that some of the members of the Audit Committee are also members of the Committee for the Examination of the Financial Statements.

5.2.2	Committee members

The committee comprises the following four members: Yitzhak Idelman, chairman (external director), Mordechai Keret (external director), Eldad Ben-Moshe (independent director), and Dr. Yehoshua Rosenzweig (independent director), each of whom has accounting and financial expertise. All the committee members gave declarations prior to their appointment. For additional details about the directors who are committee members, see Chapter D of the Company's Periodic Report for 2011.

5.2.3	Approval of the financial statements

A	The Committee for the Examination of the Financial Statements discussed and formulated its recommendations for the Board in its meetings on March 4 and March 11, 2012.

B	The meetings of the committee were attended by Yitzchak Idelman, Mordechai Keret and Yehoshua Rosenzweig. Eldad Ben-Moshe attended the meeting on March 11, 2012.

C
Other than the committee members, the meeting on March 4, 2012 was attended by Chairman of the Board, Mr. Shaul Elovitz, Deputy CEO and CFO Mr. Alan Gelman, Company Controller Mr. Danny Oz, internal auditor Mr. Lior Segal, General Counsel Mr. Amir Nachlieli, director Mr. Rami Nomkin, the external auditors and other officer-holders in the Company. Other than the committee members, the meeting on March 11, 2012 was attended by Chairman of the Board Mr. Shaul Elovitz, Company CEO Mr. Avraham Gabbay, Deputy CEO and CFO Mr. Alan Gelman, internal auditor Mr. Lior Segal, director Mr. Rami Nomkin, Company Secretary Ms. Linor Yochelman, the external auditors and other officer-holders in the Company.

D
The Committee reviewed the assessments and estimates made in connection with the financial statements, the first-time application of SOX, internal controls relating to the financial reporting, the integrity and propriety of the disclosure in the financial statements, and the accounting policy adopted in the corporation’s material affairs.

E	The committee’s recommendations were forwarded in writing to the Board on March 1, 2012.

F	The Board discussed the recommendations of the Committee for the Examination of the Financial Statements on March 14, 2012.

G
The Board believes that the recommendations of the Committee for the Examination of the Financial Statements were submitted a reasonable time (about 30 business days) before the Board meeting, also taking into account the scope and complexity of the recommendations.

6	NIS 1 million of this sum was donated by the Company to various bodies following legal settlements achieved in class actions against the Company.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

H	The Board accepted the recommendations of the Committee for the Examination of the Financial Statements, and resolved to approve the Company's financial statements for 2011.

5.3          Disclosure concerning the auditor's fees

Below are the fees paid to the auditors of the main companies in the Group for auditing services and audit-related services:

Company	Auditor	Details	2011		2010
			Fee	Hours	Fee	Hours
Bezeq	Somekh Chaikin	Audit and audit-related services Other services7	3,850 157	16,535 426	3,964 168	15,300 432
Pelephone	Somekh Chaikin	Audit and audit-related services Other services	1,510 91	8,450 269	1,665 63	6,529 162
Bezeq International	Somekh Chaikin	Audit and audit-related services Other services	749 403	4,527 878	860 158	4,100 438

The audit and ancillary audit hours increased in 2011 primarily as a result of review of compliance with the provisions of the Sarbanes-Oxley Act of 2002 (SOX) in 2011.

The auditors’ fees were discussed by the Committee for the Examination of the Financial Statements and approved by the boards of directors of the Company and of each of the Group companies. The fees were determined on the basis of the hours worked and the hourly tariff in the prior year and with adjustment for changes and events which occurred in the reporting year.

Article 125 of the Companies Articles of Association states that the terms of engagement with the auditor must be determined by the Board of Directors, as instructed by the general meeting. The Company interprets this provision in accordance with the provisions of Section 165(a) of the Companies Law, 1999 ("the Companies Law"), which states that the auditor's fees will be set by the board of directors as authorized by the general meeting. Accordingly, the general meetings of the Company on April 13, 2011 and May 20, 2010 resolved to authorize the Board of Directors of the Company to set the fees of the auditor for the years 2010 and 2011 respectively.

5.4       Directors with accounting and financial expertise and independent directors

5.4.1
At its meeting on May 31, 2011, the Company's Board of Directors determined that the minimum number of directors with accounting and financial expertise, as provided in the Companies Law, shall be four (including one external director). The Board believes that this number will enable it to fulfill its statutory duties and to comply with the documents of association, including review of the financial condition of the Company and preparing and approval of the financial statements, taking into consideration the size and complexity of its operations.

5.4.2
Serving directors in the Company who have the above skills are Shaul Elovitz, Or Elovitz, Felix Cohen, Eldad Ben-Moshe, Yehoshua Rosenzweig, Mordechai Keret (external director) and Yitzhak Idelman (external director). For information about their relevant education and experience, see Section 14 in Chapter D of the Periodic Report.

5.4.3	The Company has not adopted in its articles the "Directive concerning the percentage of independent directors" as defined in Article 19(2)(e) of the Companies Law.

7	"Other services" provided for the principal companies in the Group in 2010-2011 included tax advice

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

5.5       Disclosure regarding an internal auditor in a reporting corporation

5.5.1	The Company’s internal auditor

A	Name: Lior Segal.

B
Date of commencement of office: January 24, 2011. Date of termination of service of the previous auditor: December 2, 2010. Her tenure was terminated by agreement. (Between the end of Malka Dror's term to the start of Lior Segal's term, a member of the staff of the Company's internal audit unit, Avi Alkoby, was appointed Acting Internal Auditor.)

C
The internal auditor complies with the conditions laid down in Article 3(a) of the Internal Audit Law. His qualifications: Lawyer and accountant, LLB, BA Accounting and MBA, Tel Aviv University. The internal auditor has a number of years’ experience in reporting corporations with material operations, which operate in the communications sector.

D	The internal auditor complies with the provisions of Article 8 of the Internal Audit Law, 1992 and Article 146(b) of the Companies Law, 1999.

E	Method of employment: the internal auditor is a Company employee. The Company has an audit unit which is headed by the internal auditor.

5.5.2
Method of appointment

In its discussion on January 14, 2011, the Audit Committee recommended the appointment of Lior Segal as the Company’s internal auditor. The appointment was approved by the Board of Directors on January 24, 2011.

Summary of the reasons for approving the appointment

The Board of Directors approved the appointment of Lior Segal, who, prior to his appointment as internal auditor, served as manager of internal processes and controls and corporate governance compliance officer, to the post of internal auditor, following a recommendation from the Audit Committee, based on his qualifications and professional experience.

Duties, authority and tasks of the internal auditor

The authority and responsibility of the Company's internal auditor are laid down in the Company's internal audit procedure. The procedure was revised and approved by the Audit Committee on December 19, 2010.

The role of the internal auditor according to the Company’s internal audit procedure

Following are the functions imposed on the internal auditor:

1.
To examine the propriety of the operations of the Company and the actions of its officers and office-holders from the following aspects: compliance with the law, regulations and any statute applicable to the Company; good business practice; maintenance of the principles of good management, efficiency, thrift and integrity; to examine whether they were carried out lawfully by a qualified person, whether they were accepted for business reasons and are beneficial to the achievement of the Company’s defined goals; to examine their compatibility with the policy and decisions made by Board of Directors and Company management.

2.	Examine the reliability and integrity of the financial and operating information.

3.	Examine the Company's financial management and liabilities.

4.	Examine whether the Company's decisions, including those of its Board of Directors and its committees, were made in accordance with proper procedures.

5.	Examine the Company IT systems and its data protection setup.

6.	Examine every material transaction of the Company, including the approval processes.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

7.	Examine the appropriateness and effectiveness of the Company's agreement procedures.

8.	Examine the need to amend procedures pertaining to material topics.

9.	Examine flaws in the Company's business transaction management.

10.	Conduct repeated audits where necessary.

11.	Handling of employee complaints as required by Section 117(6) of the Companies Law, 1999.

Authority of the internal auditor according to the Company’s internal audit procedure

Following are the principal powers of the internal auditor:

1.	Receipt of any information, explanation and document required for the performance of his duties.

2.	Right of access to any ordinary or computerized repository of information, any database and any automated or non-automated data processing work plan of the Company and its units.

3.	Right of entry to any Company property.

4.	Right to be invited to any meeting of management, the Board of Directors and its committees.

5.5.3	The organizational superior of the internal auditor

 The internal auditor answers to the CEO.

5.5.4	Work plan

1.	The work plan is annual.

2.	Considerations in determining the internal audit work plan

The guiding principle underlying the annual work plan of the internal audit is the risk inherent in the Company's processes and operations. To assess these risks, the internal audit referred to a risk survey prepared in the Company in 2011 and to other resources that affect the risk assessment in those processes, such as speaking with management, the findings of previous audits and other relevant activities.

The considerations taken into account in compiling the work plan are reasonable coverage of most of the Company’s areas of operation based on exposure to material risks, including the controls existing in the Company's areas of operation and the findings of previous audits.

3.	Entities involved in compiling the work plan

The internal auditor, management, the CEO, the Audit Committee, the Chairman of the Board.

4.	Entity accepting and approving the work plan

The Audit Committee.

5.	The auditor’s discretion to deviate from the work plan

The auditor may propose subjects at his discretion or at the request of the CEO, and he may also recommend narrowing or halting an audit approved in the work plan. In any event the approval of the Audit Committee chairman is required to deviate from the work plan.

6.
The internal auditor attends discussions at Board meetings where material transactions are approved and reviews the relevant material sent in preparation for those discussions. The auditor also checks the approval process for transactions with related parties, as part of his annual work plan.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

5.5.5	The audit and the corporations which are material holdings

The work plan of the internal audit unit does not include an audit in corporations which are material holdings. All the corporations that are material holdings of the Company have their own internal auditors (either as employees or outsourced). The audit reports are discussed in the audit committees and/or boards of directors of these corporations, on which directors of the Company serve. The internal auditor may, under the Company's internal audit procedure and at his discretion, obtain the audit reports of the subsidiaries’ statements and he is obligated to hold a work meeting with each of the internal auditors of the subsidiaries at least once a year, to discuss the audit plan and its implementation in the subsidiary.

For a summary about the internal audit in the material associates of the Company – Pelephone, Bezeq International and DBS, see sub-section 5.5.12 below.

5.5.6	Scope of employment

Number of hours of employment in the year

The audit’s work plan for 2011 included 8,000 audit hours. The internal audit unit at the end of the reporting year employed four full-time internal auditors in addition to the Company's internal auditor. The scope of employment is set according to the audit work plan.

5.5.7	Preparation of the audit

1.	Work standards

Bezeq’s internal audit is carried out in accordance with the Companies Law and the Internal Audit Law, and implemented according to accepted professional standards.

2.	The Board’s criteria for ensuring that the auditor complies with all the requirements of the standards

The auditor briefed the Board of Directors on the standards by which he operates. An assessment of the quality of the internal auditing, being prepared by an external entity will be completed during 2012.

5.5.8	Access to information

The internal auditor was supplied with documents and information as stipulated in Section 9 of the Internal Audit Law, and he was granted permanent and direct access to the Company’s information systems, including financial data.

5.5.9	Internal Auditor’s report

The internal auditor submits the audit reports in writing.

The internal auditor routinely submits the audit reports during the reporting year to the Chairman of the Board, the CEO, the Audit Committee chairman and members. The Audit Committee holds regular discussions of the audit reports.

The Audit Committee held 11 meetings in 2011 and discussed audit reports on the following dates: June 20, 2011, September 7, 2011, November 1, 2011 and December 19, 2011. The reports were forwarded to the above-mentioned entities in readiness for the committee's discussions (usually about three days in advance).

In addition to reports, the auditor submitted to the Audit Committee surveys on various topics at the request of the committee, and briefings on the implementation of the decisions in the audit reports tat were discussed by the committee.

5.5.10	The Board of Directors' assessment of the work of the Internal Auditor

The Board of Directors believes that the scope of the Company audit in 2011, the nature and continuity of the internal auditor’s activities as well as the work plan, are reasonable in the circumstances and they can achieve the objectives of the audit.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

5.5.11	Compensation

1.
The terms of employment of the internal auditor were discussed and approved by the Audit Committee and the Board of Directors as follows: Monthly salary of NIS 36,000 (updated in February 2011 to NIS 40,000) and an annual target-based bonus set in advance by the Audit Committee and approved by the Board of Directors, of 25% of the annual salary excluding incidentals. On March 16, 2011, the Board of Directors of the Company approved an allotment of 41,000 options of the Company to the internal auditor, under the 2010 employee stock options plan.

2.
March 7, 2012 the Board of Directors of the Company approved (after approval and the recommendation of the Audit Committee) the bonus for the Company's internal auditor for 2011 in he amount of NIS 108,000 (25.12% of the annual salary). Malka Dror ceased to serve as internal auditor.

3.	The Board of Directors believes that the compensation of the internal auditor did not affect his professional judgment.

5.5.12	Details of internal auditing in the Company's material associates

The table provides details of the internal auditing at Pelephone, Bezeq International and DBS. It is noted that these are private companies, not subject to the duty to employ an internal auditor under Chapter 4 of Part IV of the Companies Law, and the internal auditors are voluntary.

	Pelephone	Bezeq International	DBS
Name of internal auditor	Shlomi Drori, CPA – to Nov. 1, 2011 Vered Cohen-Herschaft – from Nov. 2, 2011	Meir Kugler	Morad & Shmueli Ltd., CPA, through Uzi Shmueli
Employment format	Employee	Employee	Not a DBS employee
Date of start of term	November 2, 2011	November 2003	June 2, 2002
Answers to	Audit Committee of the Board of Directors of Pelephone; also reports to the CEO of Pelephone in accordance with its procedure.	CEO of Bezeq International	CEO of DBS
Hours of work in 2011	5,500	2,200	1,250
Reasons for number of hours allocated and extent of flexibility
Corresponds to scope and complexity of the company's various operations. The hours and the structure of the internal audit division are similar to those of competitors in the sector and of similar-size companies abroad. Flexibility is defined in the work procedures.
To allow for reasonable scope of audit and range of topics as per the company's risk survey. The hours include outsourcing services to enable flexibility.
DBS management believes that the scope, character and continuity of the activity and the work plan are reasonable, given the size, organizational structure and nature of the business, and that they can achieve the purposes of internal auditing.

Accepted professional standards by which the auditor carries out the audit	Companies Law, 1999, Internal Audit Law, 1992 and accepted professional standards.	Companies Law, 1999, Internal Audit Law, 1992 and accepted professional standards.	Companies Law, 1999, Internal Audit Law, 1992 and accepted professional standards.
Were material transactions reviewed in the reporting year?	Material transactions were not reviewed in the reporting year.	Material transactions were not reviewed in the reporting year.	Material transactions were not reviewed in the reporting year.
Compliance with the provisions of the law	The internal auditor is in compliance with the terms laid down in Sections 3(a) and 8 of the Internal Audit Law and Section 146(b) of the Companies Law.	The internal auditor is in compliance with the terms laid down in Sections 3(a) and 8 of the Internal Audit Law and Section 146(b) of the Companies Law.	The internal auditor is in compliance with the terms laid down in Sections 3(a) and 8 of the Internal Audit Law and Section 146(b) of the Companies Law.

5.6	Code of ethics

In October 2007, the Board of Directors of the Company re-adopted a code of ethics. The code establishes rules and principles of behavior for guiding the actions of officers, managers and employees in the Company. On September 12, 2011 the Board of Directors approved a number of amendments to the code of ethics. The Board authorized the Company's management to ensure assimilation of the code in the Company, and decided that it would become part of the binding procedures of the Company. Assimilation of the code among Company employees is accomplished as part of the management routine.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

5.7	The authority of the CEO

On September 4, 2007, the Board resolved, in accordance with Section 50(A) of the Companies Law and with Articles 119 and 121.1 of the Company's Articles of Association, that the authority of the CEO in all matters pertaining to the corporations held directly or indirectly by the Company (including Pelephone, Bezeq International, DBS, Walla, Bezeq On Line and Bezeq Zahav Holdings) would be transferred to the Board of Directors, which passed resolutions for implementation of this decision. As a result of those resolutions, subjects relating to the subsidiaries are reported to the Board of Directors by the Deputy CEO and CFO, while matters relating to the Company as Domestic Operator are reported to the CEO.

It is clarified that the Chairman of the Board of the Company does not exercise the authority granted to the CEO of the Company or to the CEOs of its associates, nor does he attend management meetings of the Company or its associates. On February 16, 2012, the Board of Directors adopted a procedure (as part of the Company's internal compliance plan) that includes reference to the separation of authority between the roles of the Chairman and of the CEO of the Company.

5.8	Provisions of the Sarbanes-Oxley Act of 2002 (SOX)

Commencing 2011, the Company ceased to apply the provisions of the Securities (Periodic and immediate reports) (Amendment) Regulations, 2009, in the matter of internal control, and applies instead the provisions of the Sarbanes-Oxley Act of 2002 (SOX), as a significant subsidiary of a company traded in the U.S. Accordingly, the Company's 2011 Periodic Report includes for the first time a management report and confirmation approval in the SOX format.

6.	Disclosure concerning the financial reporting of the corporation

6.1         Critical accounting estimates

Preparation of the financial statements in accordance with IFRS requires management to make assessments and estimates that affect the reported values of the assets, liabilities, income and expenses, as well as the disclosure in connection with contingent assets and liabilities. Management bases these assessments and estimates on past experience and on valuations, expert opinions and other factors which it believes are relevant under the circumstances. Actual results might differ from these assessments with different assumptions or conditions. Information about primary topics of uncertainty in critical estimates and judgments made in the application of the accounting policy is provided in the financial statements (see Note 2.7 t the financial statements). We believe that these assessments and estimates are critical since any change in these assessments and assumptions could potentially have a material effect on the financial statements.

6.2          Disclosure of material valuations

Below are details about material valuations pursuant to Article 8B of the Securities (Periodic and immediate reports) Regulations, 1970.

6.2.1
In the reporting year the Company recorded, on account of the 2010 employee stock options plan as described in Note 26.4 to the financial statements, an expense of NIS 167 million. The expense is based primarily on he following valuation:

Subject of valuation	Fair value assessment of options granted by the Company to its employees and to two employee-directors on January 11, 2011 and January 25, 2011 respectively.
Timing of valuation	At the date grant date: January 11, 2011 and January 25, 2011.
Value prior to the valuation	Not relevant.
Value set in the valuation	NIS 284,675,000 (without forfeiture before vesting).
Assessor and his characteristics
Ernst & Young (Israel Ltd.  The work was done by a team led by Einat Sperling, partner, head of Valuations and Business Models.
Einat is a partner in the Economics department and head of Valuations and Business Models. She has worked at EY for 11 years, and has 13 years' experience in her field. Einat has served clients in Israel and abroad, preparing valuations, building business models, reorganization and other financial consulting. In recent years Einat has led valuation projects for business needs, for tax needs and accounting needs, including impairment of value, allocation of purchase cost surplus, and valuation of options for employees according to IFRSs and US GAAP. She has been involved n transactions and valuations reaching billion of dollars in fields such as technology, retail, food and beverages, industrial pharma, banking, communications and real estate.
Einat has a BA in economics and management from The Technion, Haifa, and an MBA (major: finance, accounting, strategy and entrepreneurship) from the Recanati Business School at Tel Aviv University. She is also a CPA (Isr.).
The assessor has no personal interest in or dependence on the Company.
The Company undertook to compensate Ernst & Young on account of third party claims in connection with performance of the services described below:

Assessment model	Black-Scholes-Merton.
Assumptions used in the assessment
•The price of the Company share at the date of grant to employees and employee-directors: NIS 10.45 and NIS 10.62, respectively.
•Exercise price: NIS 7.457 per share.
•Dividend yield: The exercise price is adjusted for the distribution of dividends in the gross amount and therefore the dividend percentage taken for calculation purposes is 0%.
•Expected length of life of the options: Between 25 and 4 years, per the vesting terms.
•Risk-free interest rate: Between 3.17% and 3.86%, per the expected length of life of the option.
•Expected volatility: Between 25.93% and 26.26%, per the expected length of life of the option.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

6.2.2	Valuation of Pelephone

A valuation of Pelephone was attached to the 2010 reports since it was classified as very material by a decision of the Securities Authority. After clarification of the position of the Securities Authority and accordingly, the valuation is no longer classified by the Company as very material, but as material, and therefore the Company's position is that it is not required to relate to differences under Article 10(b)(8) of the Periodic and Immediate Reports Regulations. In any case, disclosure of the valuation as a material valuation is provided below.

Subject of valuation	Pelephone's value for the purpose of reviewing impairment of the value of goodwill which was attributed to it in the Company's financial statements pursuant to IFRS 36.
Timing of valuation	Value of goodwill at December 31, 2011; the valuation was signed on March 11, 2012.
Value prior to the valuation	NIS 5,585 million book value, net (NIS 1,027 million – balance of goodwill).
Value set in the valuation	NIS 10,938 million. Pursuant to the value determined in the valuation, the Company concluded that there is no impairment requiring amortization of the sum of goodwill recorded in the Company's books.
Assessor and his characteristics
Giza Singer Even Ltd. The work was performed by a team headed by Eyal Shevah, partner, who has more than 15 years’ professional experience. Eyal has a BSc in electronic engineering from the Technion, Haifa, and an MBA from Tel Aviv University.
The assessor is not dependent on the Company
The Company undertook to indemnify the assessor in the event of a third party claim, for reasonable expenses and any amounts he would be ordered to pay in a legal proceeding, unless he acted maliciously or negligently. See Section 1.5 of the valuation.

Assessment model	DCF (Discounted Cash Flow)
Assumptions used in the assessment
•Discounting rate – 11%. Companies used for comparison to determine the discounting rate – Cellcom and Partner
•Permanent growth rate – 1%
•Scrap value percentage of total value determined in the assessment – approximately 60% (model years to 2016)

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

6.3
The auditors drew attention in their opinion on the financial statements, to the materiality of the claims filed against the Group which at this stage cannot be assessed or on account of which the exposure cannot be calculated.

6.4	Material events after the date of the financial statements

6.4.1
In the matter of the resolution of the Board of Directors after the balance sheet date, to recommend to the general meeting that a cash dividend be distributed to the shareholders, see Note 20.2.3 to the financial statements.

6.4.2	Full tender offer for the shares of Walla

On March 14, 2012, the Company published a full tender offer specification for acquisition of all the publicly-held shares in Walla. For details, see Note 32.3 to the financial statements.

7.	Details of series of liability certificates

7.1	Debentures Series 4 – on June 1, 2011 NIS 300,000,000 par value was repaid and this series has now been repaid in full.

7.2	Data for the Company's debentures in circulation, at December 31, 2011:

7.2.1	Debentures Series 5

Debentures Series 5
A	Issue date	June 1, 2004
B	Total par value on issue date	NIS 2,386,967,000
C	Its par value	1,989,139,167(1) (2)
D	Par value reassessed to report date (linked to the CPI)	NIS 2,384,955,328(3)
E	Accrued interest	NIS 73,734,869
F	Fair value	NIS 2,663,457,344
G	Stock exchange value	NIS 2,663,457,344
H	Interest type	Fixed at 5.3%
I	Principal payment dates	June 1 every year from 2011 through 2016
J	Interest payment dates	June 1 every year through 2016
K	Linkage	The principal and interest are linked to the CPI (base index April 2004)
L	Liability in relation to Company's total liability	Material

(1)	On June 1, 2011, NIS 397,827,833 par value was repaid.
(2)	Of which NIS 733.4 million par value is held by a wholly-owned subsidiary.
(3)	Of which NIS 879.4 million held is by a wholly-owned subsidiary.

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

The liability certificates are not secured by any charge whatsoever.

On June 16, 2011, the Company received notice from Mizrachi Tefahot of expiration of its office as trustee for the Company's Debentures (Series 5), pursuant to the provisions of Sections 35E(2) and 35 N(a)(3) of the Securities Law, 1968, out of concern of conflict of interests since a credit facility had been made available for the Company and/or its controlling shareholder by Mizrachi Tefahot Bank Ltd., the parent of the trust company. The Company is therefore working to appoint another trustee to replace Mizrachi Tefahot, and on January 30, 2012 the general meeting of the holders of Debentures (Series 5) approved the appointment of Hermetic Trust (1875) Ltd. to serve as trustee for the debentures instead of Mizrachi Tefahot, and amendment of the deed of trust accordingly (an application for court approval was filed on February 12, 2012). Until the appointment of another trustee, Mizrachi Tefahot is continuing in its role as trustee.

Trust company – Mizrachi Tefahot Trust Company
Contact person in the trust company – Meni Lego, VP Operations
His email address – meni.lego@umtb.co.il
Address – 123 Hahashmonaim Street, Tel Aviv

Trust company – Hermetic Trust (1975) Ltd.
Contact person in the trust company – Dan Avnon, CEO
His email address – avnon@hermetic.co.il   Telephone – 03-5274867
Address – Hermetic House, 113 Hayarkon Street, Tel Aviv

7.2.2
On July 3, 2011 the Company issued debentures from series 6, 7 and 8, as shown below, in accordance with a shelf offering report from June 29, 2100 published pursuant to the shelf prospectus. Below are details of those debentures.

		Debentures Series 6	Debentures Series 7	Debentures Series 8
A	Issue date	July 3, 2011	July 3, 2011	July 3, 2011
B	Total par value on issue date	NIS 958,088,00	NIS 424,955,000	NIS 1,329,363,000
C	Its par value	NIS 958,088,00	NIS 424,955,000	NIS 1,329,363,000
D	Revalued par value at report date (linked to CPI)	NIS 961,787,181	NIS 424,955,000	NIS 1,329,363,000
E	Accrued interest	NIS 2,965,510	NIS 1,580,124	NIS 6,314,474
F	Fair value	NIS 991,621,080	NIS 407,956,800	NIS 1,409,656,525
G	Stock exchange value	NIS 991,621,080	NIS 407,956,800	NIS 1,409,656,525
H	Type of interest	Fixed at 3.7%	Variable – STL for one year plus a margin not exceeding 1.4%	Fixed at 5.7%
I	Payment dates – principal	December 1 of each of the years 2018-2022	December 1 of each of the years 2018-2022	June 1 of each of the years 2015-2017
J	Payment dates – interest	June 1 and December 1 of every year on December 1, 2011 through December 1, 2022	March 1, June 1, September 1 and December 1 of every year from September 1, 2011 through December 1, 2022	June 1 and December 1 of every year from December 1, 2100 through June 1, 2017
K	Linkage	CPI – principal and interest (base index May 2011)	Unlinked	Unlinked
L	Liability out of total Company liabilities	Material	Not material	Material

Directors' Report on the state of the corporation's affairs for the year ended December 31, 2011

Series 6 and 7

Trust company – Reznik Paz Nevo Trusts Ltd.
Contact person in the trust company – CPA Yossi Reznik and Adv. Liat Bachar-Segal
Email address – trust@rpn.co.il, Tel: 03-6393311, Fax: 03-6393316
Address – 14 Yad Harutzim Street, Tel Aviv

Series 8

Trust company – Strauss Lazar Trust Co. (1992) Ltd.
Contact person in the trust company – CPA Uri Lazar
Email address – slcpa@slcpa.co.il   Telephone: 03-6237777, Fax: 03-5613824
Address – 17 Yitzchak Sadeh Street, Tel Aviv

With reference to these debentures, the Company undertook not to create additional charges on its assets unless it simultaneously creates a charge in favor of the debentures holders (negative pledge), on the same terms as those of the negative pledge given in favor of banks and subject to exceptions noted in it, as described in Note 14C(1) to the financial statements at December 31, 2010.

7.3	For details of the ratings of the series of liability certificates, see Section 2.13.6 in Chapter A of the Periodic Report. The ratings repots are attached as an appendix to the Directors' Report.

7.4
During and at the end of the reporting year the Company met all the conditions and commitments under the deeds of trust for series 5-8, and no conditions were met for establishing cause to present the certificates of liability for immediate repayment. No collateral was given to secure payment to the holders of the liability certificates.

8.	Miscellaneous

8.1	For the forecast of Bezeq Group for 2012, see Section 1.6 in Chapter A of the Periodic Report.

8.2
 For information about the liability balances of the corporation and the subsidiaries or the proportionately consolidated companies in its financial statements at December 31, 2011, see the report form filed by the Company on Magna on March 14, 2012.

We thank the managers, the employees, the public and the shareholders of the Group’s companies.

Shaul Elovitz Chairman of the Board	Avraham Gabbay CEO

Date of signature: March 14, 2012